FRED S. SKOLNIK
PARTNER
DIRECT DIAL 516.296.7048
fskolnik@certilmanbalin.com

October 18, 2012

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Re:           BioRestorative Therapies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 5, 2012
File No. 000-54402

Ladies and Gentlemen:

We act as counsel for BioRestorative Therapies, Inc. (the “Company”).  We refer to the Staff’s letter dated October 16, 2012 to Mark Weinreb, Chief Executive Officer of the Company, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on October 5, 2012.  Mr. Weinreb has referred the Staff’s letter to us for a response.  In that regard, on behalf of the Company, we respond to the comment in the Staff’s letter with respect to the Preliminary Proxy Statement as follows:

General

1.           Comment:  We note your statement that approval of proposal no. 3 constitutes authorization for the Board to independently reduce the number of authorized shares of common stock in the same proportion as your potential reverse split. Please revise your proxy card to provide for a separate vote upon the authorization of a reduction in your authorized shares. Alternatively please tell us why this aspect of your proposal should not be unbundled from the authorization of your reverse split. Please note that your proxy statement must identify clearly and impartially each separate matter intended to be acted upon. Refer to Exchange Act Rule 14a-4(a)(3).

Response:  The reduction in authorized shares of common stock has been made a separate proposal in the proxy statement and proxy card.

Attached hereto is a letter from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission
October 18, 2012
Page

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are further comments or questions, please contact the undersigned at (516) 296-7048.

Very truly yours,

/s/ Fred Skolnik

Fred Skolnik

FS/bh

Attachment

cc:           Mark Weinreb, CEO
BioRestorative Therapies, Inc.

October 18, 2012

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Re:           BioRestorative Therapies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 5, 2012
File No. 000-54402

Ladies and Gentlemen:

In connection with the above referenced preliminary proxy statement, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BIORESTORATIVE THERAPIES, INC.

By:  /s/ Mark Weinreb
       Mark Weinreb, Chief Executive Officer

555 Heritage Drive - Suite 130 • Jupiter, FL 33458 • Tel: (561) 904-6070 • Fax: (561) 429-5684 • info@biorestorative.com
www.biorestorative.com